KEHEI, L.L.C.

A Florida Limited Liability Company

OPERATING AGREEMENT

Dated as of October [__], 2009

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

1

OPERATING AGREEMENT
OF
KEHEI, L.L.C.
a Florida Limited Liability Company

THIS OPERATING AGREEMENT of KEHEI, L.L.C. (this "<u>Agreement</u>"), dated as of October [__], 2009 is adopted by, and executed and agreed to, for good and valuable consideration, by the Members.

Article I
<u>DEFINITIONS</u>

I.1   <u>Definitions</u>

. As used in this Agreement, the following terms have the following meanings:

"<u>Act</u>" means the Florida Limited Liability Company Act, as amended from time to time.

"<u>Affiliate</u>" of any Person means any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with the Person in question.

"<u>Agreement</u>" has the meaning given that term in the introductory paragraph.

"<u>Articles</u>" has the meaning given that term in <u>Section 2.1</u>.

"<u>Book Value</u>" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treas. Reg. § 1.704-l(b)(2)(iv)*(d)-(g)*.

"<u>Capital Account</u>" has the meaning given that term in <u>Section 4.1</u> hereof.

"<u>Capital Commitment</u>" means, for any Member, the amount set forth opposite its name on <u>Schedule A</u> hereto, as amended from time to time in accordance with the terms of this Agreement.

"<u>Capital Contribution</u>" means the aggregate contribution by a Member to the capital of the Company specified on <u>Schedule A</u> hereto, as amended from time to time in accordance with the terms of this Agreement.

"<u>Capital Demand Notice</u>" has the meaning given that term in <u>Section 3.1.5</u> hereof.

"<u>Capital Demand Date</u>" has the meaning given that term in <u>Section 3.1.5</u> hereof.

"<u>Cause</u>" means (i) committing a willful or grossly negligent act or an act of fraud which adversely affects the Company; (ii) committing a felony or other criminal act of moral turpitude; or (iii) abusing alcohol, narcotics or any other controlled substance or drug while performing obligations under this Agreement.

"<u>Code</u>" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Company" means KEHEI, L.L.C., a Florida limited liability company.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"Confidential Information" has the meaning set forth in Section 7.7.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of the voting securities of such Person, by contract or otherwise.

"Default Rate" means twenty percent (20%) per annum, compounded monthly.

"Dispose", "Disposed", "Disposing" or "Disposition" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest or other disposition (including, without limitation, by operation of law).

"Dilution Factor" shall mean a fraction, (a) the numerator of which is the difference between (i) the aggregate amount of the Noncontributing Member's Capital Contributions less (ii) the number that is two (2) times the amount of the Default Amount and (b) the denominator of which is the aggregate amount of the Noncontributing Member's Capital Contributions..

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise.

"Family Group" means, with respect to any individual, such individual's spouse and descendants (whether natural or adopted) and any trust, partnership, limited liability company or similar vehicle established and maintained solely for the benefit of (or the sole members or partners of which are) such individual, such individual's spouse and/or such individual's descendants.

"Fiscal Year" of the Company means the calendar year.

"Incapacity" or "Incapacitated" means (a) with respect to a natural person, the bankruptcy, death, incompetency or insanity of such person and (b) with respect to any other Person, the bankruptcy, liquidation, dissolution or termination of such Person.

"Indemnifying Member" has the meaning set forth in Section 15.9.

"Losses" for any period means all items of Company loss, deduction and expense for such period determined according to Section 4.2.

"Manager" means any Member or other Person hereafter elected as a manager of the Company as provided in this Agreement, who initially shall be the Moore Member, but does not include any Person who has ceased to be a manager of the Company.

"Member" means any Person executing this Agreement as of the date of this Agreement as a member or hereafter admitted to the Company as a member as provided in this Agreement, but does not include any Person who has ceased to be a member of the Company.

CHI 58,678,948v3

"Membership Interest" means the interest of a Member in Profits, Losses and Distributions, and such rights, duties and obligations of such Member under this Agreement.

"Member Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i).

"Member Nonrecourse Debt Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i).

"Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i).

"Moore Member" means Adrienne Moore, an individual, who is a Member of the Company.

"Noncontributing Member" has the meaning set forth in Section 3.1.6.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Notice 2005-43" has the meaning set forth in Section 5.8.

"Offering Period" has the meaning set forth in Section 3.3.2.

"Other Business" has the meaning set forth in Section 7.6.

"Percentage Interest" means, with respect to a Member at any time and from time to time, a fraction (expressed as a percentage), the numerator of which is the Capital Contributions made by such Member and the denominator of which is the aggregate amount of all Capital Contributions contributed to the Company, which percentages are set forth on Schedule A hereto, as amended or adjusted from time to time upon any adjustment in a Member's respective Percentage Interest, or otherwise, in accordance with the terms of this Agreement.

"Permitted Transferees" has the meaning set forth in Section 11.1.2.

"Person" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Proceeding" has the meaning set forth in Section 8.2.

"Profits" for any period means all items of Company income and gain for such period determined according to Section 4.2.

"Regulatory Allocations" has the meaning set forth in Section 5.4.

"Safe Harbor Election" has the meaning set forth in Section 5.8.

"Securities Act" has the meaning set forth in Section 14.1.4.

CHI 58,678,948v3

"Securities Laws" has the meaning set forth in Section 14.1.4.

"Tax Matters Member" has the meaning set forth in Section 9.2.

"Taxable Year" means the Company's taxable year ending December 31 (or part thereof, in the case of the Company's last taxable year), or such other year as is determined by the Manager in compliance with Section 706 of the Code.

"Transfer" has the meaning set forth in Section 11.1.1.

"Unfunded Amount" has the meaning set forth in Section 3.1.6.

Other terms defined in this Agreement have the meanings so given them.

I.2   Construction

.   Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Schedules are to Schedules attached hereto, each of which is made a part hereof for all purposes.

Article II
ORGANIZATION

II.1   Formation

.   The Company was converted from an "Other Business Organization" into a Florida Limited Liability Company organized on January 22, 2009 by executing and delivering a Certificate of Conversion and Articles of Organization for Florida Limited Liability Company ("Articles") to the Florida Secretary of State in accordance with and pursuant to the Act.

II.2   Name

.   The name of the Company is "KEHEI, L.L.C." and all Company business shall be conducted in that name or such other names that comply with applicable law as the Manager may select from time to time.

II.3   Registered Office; Registered Agent; Principal Office; Other Offices

.   The registered office of the Company shall be located at 414 NE 4th Street, Fort Lauderdale, FL, 33301. The initial registered agent for service of process at the registered office of the Company in Florida shall be Charles S. Dale, Esquire, 414 NE 4th Street, Fort Lauderdale, FL, 33301. The registered office and registered agent may be changed by the Manager by filing the address of the new registered office and/or the name of the new registered agent with the Florida Secretary of State pursuant to the Act.

II.4   Purposes

4

. The purpose of the Company shall be to engage in the sale of amenity seat and accessory covers designed for travel (and currently marketed as "Kehei Traveler" and "Cootie-Buster" seat covers), and such other consumer products similar to such seat and accessory covers, or the transaction of any or all lawful business for which Limited Liability Companies may be organized under the Act.

II.5   Term

. The term of the Company commenced on the date the Articles were filed with the office of the Florida Secretary of State and shall continue in existence until termination and dissolution thereof as determined under ARTICLE XII of this Agreement.

II.6   No State-Law Partnership

. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than federal and, if applicable, state tax purposes, and this Agreement shall not be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Article III
MEMBERSHIP; CAPITAL CONTRIBUTIONS; PERCENTAGE INTEREST; CAPITAL COMMITMENTS

III.1   Members; Initial Capital Contributions; Additional Capital Contributions.

III.1.1 The names, mailing addresses, Capital Commitments, Capital Contributions and Percentage Interests of the Members are set forth in Schedule A, as amended from time to time in accordance with the terms of this Agreement. Each Member shall make its aggregate Capital Contribution to the Company in cash as and when determined by the Manager. As of the date of this Agreement, the Company is the owner of certain protected intellectual property, tangible and intangible property (such as customer leads, product design and samples, and other goodwill) which was developed through certain cash Capital Contributions and other work product contributed by Moore Member. The Members agree such Capital Contributions by Moore Member have a fair market value, as of the date of this Agreement, of $400,000.00; accordingly, the Moore Member shall be deemed to have made Capital Contributions to the Company in an amount equal to $400,000.00, and shall receive a credit to her Capital Account in such amount (as reflected in Schedule A, pursuant hereto, as of the date hereof).

III.1.2 No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by applicable law or by this Agreement. Any Member may, with the approval of the Manager, make loans to the Company, and any loan by a Member to the Company shall not be considered to be a Capital Contribution.

III.1.3 When a Person is admitted as a new Member by the Manager, such Person shall execute a counterpart of this Agreement and such Person shall be listed as a Member on Schedule A with such Member's name, address, Capital Commitment, Capital Contribution and Percentage Interest.

III.1.4 Each Member agrees to contribute to the capital of the Company up to, but not to exceed, a cash amount equal to its respective Capital Commitment. Each Member shall contribute, on a pro rata basis in accordance with the Percentage Interest of such Member, up to its unfunded Capital Commitment; provided that, if any Member has funded its entire Capital Commitment, only those Members with unfunded Capital Commitments shall contribute Capital Contributions until such time as such Members have satisfied their unfunded Capital Commitment. Without limiting the generality of the foregoing, each Member agrees that its respective Capital Commitment will be payable in multiple installments throughout the term of this Agreement.

III.1.5 Any call for Capital Contributions hereunder shall be made in a written notice delivered by the Manager to each Member (a "Capital Demand Notice"). Each Capital Demand Notice shall specify the purpose of the call, the date by which the Capital Contribution must be received (which shall not be less than ten (10) Business Days from the date of such Capital Demand Notice) (each a "Capital Demand Date"), the total amount of the Capital Contribution, and the portion of the Capital Contribution made or to be made by the Member receiving the notice.

III.1.6 If any Member (each, a "Noncontributing Member") fails to contribute to the Company any portion of its Capital Commitment required to be contributed by such Member pursuant to this Agreement (the "Unfunded Amount"), and such failure is not remedied within ten (10) Business Days of the applicable Capital Demand Date, the Manager may at its election, allow the other Members ("Contributing Members") to make a loan (each, a "Special Loan") to the Company, acting to satisfy the purposes of the Company, in an amount equal to the aggregate Capital Contributions set forth in the Capital Demand Notice on the terms and conditions set forth below:

(a)   If any Contributing Members make a Special Loan, the Noncontributing Member shall have the one-time right, prior to the date which is sixty (60) days after the Contributing Member has made such Special Loan, to make a Capital Contribution to the Company in an amount sufficient to repay the portion of the Special Loan made by the Contributing Member which constitutes the Noncontributing Member's pro-rata share of the Capital Contribution set forth in the applicable Capital Demand Notice ("Default Amount"), and if the Noncontributing Member makes such Capital Contribution equal to the Default Amount, the remaining amount of the Special Loan, plus any interest accrued thereon, made by the Contributing Member shall be converted into a Capital Contribution to the Company by the Contributing Member.

(b)   If the Noncontributing Member fails to contribute the Default Amount to the Company within such sixty (60) day period, the Contributing Member shall have the right to (i) maintain the Special Loan on the terms and conditions provided below, or (ii) convert, within thirty (30) days thereafter, such Special Loan, plus any interest accrued thereon, into a Capital Contribution by such Contributing Member and immediately thereafter, the Percentage Interest of the Noncontributing Member shall be decreased to the percentage determined by multiplying the Noncontributing Member's then existing Percentage Interest by the Dilution Factor, and the Percentage Interest of the Contributing Member shall be increased by the amount by which the Percentage Interest of the Noncontributing Member is decreased.

6

(c)   Each Special Loan shall (i) accrue interest at the Default Rate, (ii) be payable in accordance with <u>Section 5.2</u>, and (iii) be evidenced by a promissory note acceptable to the Contributing Member.

III.2   <u>Issuance of Additional Interests.</u>

III.2.1 In the event that all Members have funded the full amount of their Capital Commitments pursuant to this Agreement, and subject to <u>Section 3.2.2</u>, the Manager shall have the right to cause the Company to issue or sell to Members, Affiliates of Members or other Persons: (a) additional interests in the Company (including other classes or series thereof having different rights), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into interests in the Company, and (c) warrants, options or other rights to purchase or otherwise acquire interests in the Company. Upon the acquisition of any interests in the Company by a Person who is not a Member to the extent permitted hereunder, such Person shall become a Member hereunder pursuant to the provisions of <u>Section 3.1.3</u>, and as otherwise required under the Act and this Agreement.

III.2.2 In the event that the Company issues and sells interests as provided in <u>Section 3.2.1</u>:

(a)   Each Member shall be entitled to purchase such additional interests, pro rata, in accordance with their Percentage Interests. At least fifteen (15) days prior to issuance thereof (the "<u>Offering Period</u>"), the Company shall give written notice of the offering of additional interests to each Member describing in reasonable detail the price and terms of such offering. Upon receipt of such notice, each Member may elect to purchase its pro rata share of the additional interests by delivering written notice of such election to the Company together with a cashier's or certified check made payable to the Company in the amount of the full purchase price thereof within the Offering Period.

(b)   If, after the Offering Period, there remain unsold additional interests, the Manager shall have the right, to sell the unsold additional interests to any third party or parties, and such third party or parties shall be admitted as a Member of the Company in accordance with the terms of this Agreement.

(c)   The Manager, without the vote or consent of the Members, may execute and file any instruments on its own behalf and on behalf of the Members required to effectuate the all of the foregoing.

III.3   <u>Liability of Members</u>.

III.3.1 Except as otherwise required by applicable law and as explicitly set forth in this Agreement, no Member shall have any personal liability whatever in his, her or its capacity as a Member, whether to the Company, to any of the Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, and therefore, a Member shall be liable only to make Capital Contributions to the Company up to the amount of its Capital Commitment, and the other payments provided herein. No Member in his, her or its capacity as a Member shall have any power to represent, act for, sign for or bind the Manager, the Members or the Company, and the

Members hereby consent to the exercise by the Manager of the powers conferred on them by law and this Agreement.

III.3.2 In accordance with the Act and the laws of the State of Florida, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no distribution to any Member pursuant to ARTICLE V hereof shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of the Manager.

III.4   Lack of Authority

. No Member (other than a Member who is also a Manager or an officer of the Company) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures on behalf of the Company.

III.5   Interests

. The Membership Interests in the Company shall not be certificated unless otherwise determined by the Manager. Each Member's interest in the Company, including such Member's interest in income, gains, losses, deductions and expenses of the Company and the right to vote on certain matters as provided in this Agreement, shall be represented by the Percentage Interest of each such Member, except as expressly set forth to the contrary herein. Each Member's ownership of a Membership Interest shall entitle such Member to allocations of Profit and Loss and other items and distributions of cash and other property as set forth in ARTICLE V hereof. Each Percentage Interest shall entitle the Member owning such Percentage Interest to vote, proportionately based upon such Percentage Interest, on any matter voted on by Members as provided in this Agreement or as required by applicable law. In acknowledgement of the receipt of each Member's Capital Contribution set forth opposite his, her or its name on Schedule A, such Member is hereby deemed to own the Percentage Interest set forth opposite his, her or its name on Schedule A, which Capital Contributions and Percentage Interests shall be adjusted in accordance with this ARTICLE III.


Article IV
CAPITAL ACCOUNTS


[SUBJECT TO FURTHER REVIEW BY GT TAX COUNSEL]

IV.1   Establishment and Determination of Capital Accounts

. A capital account ("Capital Account") shall be established for each Member. The Capital Account of each Member shall consist of his, her or its initial Capital Contribution and shall be (a) increased by (i) any additional Capital Contributions made by such Member pursuant to the terms of this Agreement and (ii) such Member's share of Profits allocated to such Member pursuant to

ARTICLE V, (b) decreased by (i) such Member's share of Losses allocated to such Member pursuant to ARTICLE V and (ii) any Distributions to such Member (net of liabilities assumed by such Member and liabilities to which such property is subject) distributed to such Member and (c) adjusted as otherwise required by the Code and the regulations thereunder, including but not limited to, the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Any references in this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

IV.2   Computation of Amounts

. For purposes of computing the amount of any item of income, gain, loss, deduction or expense to be reflected in Capital Accounts, the determination, recognition and classification of each such item shall be the same as its determination, recognition and classification for federal income tax purposes; provided that:

(i)   any income that is exempt from Federal income tax shall be added to such taxable income or losses;

(ii)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2iv)*(i)*, shall be subtracted from such taxable income or losses;

(iii)   if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)*(e)* (in connection with a distribution of such property) or *(f)* (in connection with a revaluation of Capital Accounts), then the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

(iv)   if property that is reflected on the books of the Company has a Book Value that differs from the adjusted tax basis of such property, then depreciation, amortization and gain or loss with respect to such property shall be determined by reference to such Book Value; and

(v)   the computation of all items of income, gain, loss, deduction and expense shall be made without regard to any election pursuant to Section 754 of the Code that may be made by the Company, unless the adjustment to basis of Company property pursuant to such election is reflected in Capital Accounts pursuant to Treasury Regulation Section 1 .704-l(b)(2)(iv)*(m)*.

IV.3   Negative Capital Accounts

. No Member shall be required to pay to the Company or any other Member any deficit or negative balance which may exist from time to time in such Member's Capital Account.

IV.4   Company Capital

. No Member shall be paid interest on any Capital Contribution to the Company or on such Member's Capital Account, and no Member shall have any right (i) to demand the return of such Member's Capital Contribution or any other distribution from the Company (whether upon

9

resignation, withdrawal or otherwise), except upon dissolution of the Company pursuant to ARTICLE XII hereof or (ii) to cause a partition of the Company's assets.

IV.5   Adjustments to Book Value

. The Manager shall adjust the Book Value of its assets to fair market value in accordance with Treasury Regulation Section l.704-l(b)(2)(iv)*(f)* as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g); and (D) the grant of a Membership Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member of the Company; provided, however, that adjustments pursuant to clause (A), clause (B) and clause (D) of this sentence shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Members under Section 5.3 (determined immediately prior to the issuance of the new interests or the distribution of assets in an ownership reduction transaction).

Article V
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

V.1   Generally

. Subject to the provision of the Act and Sections 5.2 and 5.6 of this Agreement, the Manager shall have sole discretion regarding the amounts and timing of distributions to Members, in each case subject to the retention of, or payment to third parties of, such funds or reserves as it deems reasonably necessary with respect to the reasonable anticipated business needs of the Company which shall include (but not by way of limitation) the payment or the making of provision for the payment when due of Company obligations, including the payment of any management, accounting or administrative fees and expenses or any other obligations.

V.2   Distributions

. Subject to Section 5.6, Distributions shall be made when and as declared by the Manager in accordance with the following order of priority:

V.2.1   First, to the establishment of such reserves as may be required by applicable laws, including the Act, or approved by the Manager;

V.2.2   Second, to pay all loans, including all accrued and unpaid interest thereon, made by any Member to the Company pursuant to Section 3.1.2;

V.2.3   Third, to the Contributing Members to pay all Special Loans, including all accrued and unpaid interest thereon. If there are insufficient fund to pay all outstanding Special Loans, then such Special Loans shall be repaid in the following order of priority: (x) first, to the payment of accrued but unpaid interest on any Special Loans, and (y) second, to the payment of principal on any Special Loan; provided, that if more than one Member has a Special Loan outstanding, such distribution pursuant to (x) or (y) (as the case may be) shall be made on a *pro rata* basis based upon the principal amount of each Special Loan outstanding; and

V.2.4   Fourth, 100% percent to all of the Members in accordance with their Percentage Interests.

V.3   Allocation of Profits and Losses

. For each Fiscal Year of the Company, after adjusting each Member's Capital Account for all Capital Contributions and Distributions during such Fiscal Year and all special allocations pursuant to Section 5.4 with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to Section 5.4) shall be allocated to each Member's Capital Account in a manner such that, as of the end of such Fiscal Year, the sum of (a) such Member's share of Company Minimum Gain, (b) such Member's share of Member Nonrecourse Debt Minimum Gain and (c) such Member's Capital Account (which may be either a positive or negative balance) shall be equal to the amount which would be distributed to such Member if the Company were to liquidate all of its assets for the Book Value thereof and distribute the proceeds thereof pursuant to Section 12.2 hereof.

V.4   Special Allocations

. Notwithstanding the provisions of Section 5.3:

(i)   Nonrecourse Deductions shall be allocated to the Members, pro rata in proportion to their Percentage Interests. If there is a net decrease in Company Minimum Gain during any Taxable Year, each Member shall be specially allocated items of income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any Taxable Year, each Member that has a share of such Member Minimum Gain shall be specially allocated items of income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to that Member's share of the net decrease in Member Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

11

(iii)   If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)(d)) created by such adjustments, allocations or distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirements in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv)   To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its membership interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(v)   The allocations set forth in paragraphs (i), (ii), (iii) and (iv) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations (including Regulatory Allocations that, although not yet made, are expected to be made in the future) to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

V.5   Amounts Withheld

. All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this ARTICLE V for all purposes of this Agreement. The Manager is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld. Without limiting the generality of the foregoing, all amounts withheld pursuant to Section 15.9 from any distribution to a Member shall be treated as amounts distributed to such Member pursuant to this ARTICLE V for all purposes under this Agreement.

V.6   Tax Distributions

12

.   The Manager shall use reasonable efforts, subject to applicable covenants and restrictions contained in any agreements or obligations to which the Company or its assets are subject and subject to the distributions made pursuant to Section 5.2, to cause the Company to distribute to the Members with respect to each Fiscal Year of the Company an amount of cash which in the good faith judgment of the Manager equals (i) the amount of (a) taxable income, (b) 704(c) allocation, or (c) phantom income event, if any, allocable to the Members in respect of such Fiscal Year, multiplied by (ii) the combined maximum federal, state and local income tax rate to be applied with respect to such taxable income for any individual who is a resident of the State of Florida (taking into account the deductibility of state income tax for federal income tax purposes), with such distribution to be made to the Members in the same proportions that taxable income was allocated to the Members during such Fiscal Year. Any distribution to a Member pursuant to this Section 5.6 which exceeds the amount that would have been distributed to such Member had the amount distributed pursuant to this Section 5.6 been distributed pursuant to Section 5.2 shall be treated as an advance distribution under Section 5.2 and shall be offset against subsequent distributions that such Member would otherwise be entitled to receive pursuant to Section 5.2. Such distributions may be made on a quarterly or other basis as shall be determined by the Manager in its sole discretion.

V.7   Tax Allocations

: Code Section 704(c).

V.7.1   The income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and expenses among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Members so as to reflect as nearly as possible the allocations set forth herein in computing their Capital Accounts.

V.7.2   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, deduction and expense with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution.

V.7.3   If the Book Value of any Company asset is adjusted pursuant to Section 4.5, subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

V.7.4   Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations pursuant to this Section 5.7 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provisions of this Agreement.

V.8   Interest for Services

 - Safe Harbor Election

The Company is authorized and directed to elect the safe harbor described in Internal Revenue Service Notice 2005-43, I.R.B. 2005-24 (June 13, 2005), or as otherwise described in a subsequent Revenue Procedure or proposed regulations implementing the concepts articulated in Notice 2005-43 (together referred to as "Notice 2005-43") (the safe harbor election referred to herein as the "Safe Harbor Election"), and the Company and each of its undersigned current and future Members (including any person to whom a Membership Interest is Transferred in connection with the performance of services) agree to comply with all requirements of the Safe Harbor Election described in Notice 2005-43 with respect to all Membership Interests transferred in connection with the performance of services while the election remains effective. If a Member that is bound by these provisions transfers a Membership Interest to another Person, the Person to whom the Membership Interest is Transferred must assume the transferring Member's obligations under this Agreement.

In order to make the Safe Harbor Election authorized hereby, the Company must prepare a document, executed by the Tax Matters Partner, stating that the Tax Matters Partner is electing, on behalf of the Company and each of its Members, to have the Safe Harbor Election described in Notice 2005-43 apply irrevocably with respect to all Membership Interests Transferred in connection with the performance of services while the Safe Harbor Election remains in effect. The Safe Harbor Election must specify the effective date of the Safe Harbor Election, and the effective date for the Safe Harbor Election may not be prior to the date that the Safe Harbor Election is executed. The Safe Harbor Election must be attached to the tax return for the Company for the taxable year that includes the effective date of the Safe Harbor Election.

All Members shall comply with the requirements of the Safe Harbor Election and report consistently on their tax returns in accordance therewith. In the event that a Safe Harbor Election is terminated automatically as a result of Member or service provider reporting income tax effects of a Safe Harbor Partnership Interest (as defined in Notice 2005-43) in a manner inconsistent with the requirements of Notice 2005-43, including a failure to provide appropriate information returns, such Member or service provider shall indemnify and hold harmless the Company and any other Member from any and all income or tax consequences occasioned thereby, including any additional costs associated therewith, and shall directly bear any and all expenses associated with seeking relief from such termination.

Upon satisfying the requirements under Notice 2005-43 for termination of a Safe Harbor Election, the Tax Matters Partner may affirmatively terminate a Safe Harbor Election by preparing a document, duly executed by the Tax Matters Partner, indicating that the Tax Matters Partner, on behalf of the Company and each of its Members, is revoking its Safe Harbor Election under Notice 2005-43 and the effective date of the revocation, provided that the effective date may not be prior to the date the election to terminate is executed. Such termination election must be attached to the tax return for the Company for the taxable year that includes the effective date of the election.

V.9   [RESERVED FOR FL STATE TAX PROVISIONS]

.

Article VI
MANAGER

VI.1   Management by the Manager

. Except for removal of the Manager by the Members upon the occurrence of a Cause Event, or situations in which the approval of the Members is explicitly required by this Agreement or by non-waivable provisions of applicable law or the Act, and subject to the provisions of Section 6.2, (i) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager and (ii) the Manager may make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

VI.1.1 entering into, making and performing contracts, agreements and other undertakings binding the Company that may be necessary, appropriate or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder;

VI.1.2 maintaining the assets of the Company in good order;

VI.1.3 collecting sums due the Company;

VI.1.4 opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

VI.1.5 to the extent that funds of the Company are available therefor, paying debts and obligations of the Company;

VI.1.6 acquiring, utilizing for Company purposes and disposing of any asset of the Company;

VI.1.7 hiring and employing officers and employees;

VI.1.8 selecting, removing and changing the authority and responsibility of lawyers, accountants and other advisers and consultants;

VI.1.9 borrowing money or otherwise committing the credit of the Company for its activities and voluntary prepayments or extensions of debt;

VI.1.10   obtaining insurance for the Company;

VI.1.11   establishing reserves for commitments and obligations (contingent or otherwise) of the Company;

VI.1.12   determining distributions of Company cash and other property as provided in ARTICLE V; and

CHI 58,678,948v3

VI.1.13   executing and delivering all documents, instruments and agreements in connection with the acquisition, financing, management, operation, leasing and/or sale of the Company's assets.

VI.2   Matters Requiring Consent of Members

. Notwithstanding the provisions of Section 6.1, the Manager may not cause the Company to do any of the following, without, in each instance, obtaining the unanimous consent of the Members: (a) change the purpose of the Company as described in Section 2.4; (b) enter into any financing transaction which creates any recourse liability to the Members; (c) change the order of priority of any Distributions set forth in Section 5.2 of this Agreement; (d) file any voluntary bankruptcy or similar insolvency proceeding for the Company; or (e) enter into agreements with Affiliates of the Manager unless such agreements are made on an arm's length basis and contain terms that are similar to those that would be obtained in a typical third-party, market based, transaction.

VI.3   Officers

. The Manager may, from time to time, designate one or more persons to be officers of the Company. No officer need be a resident of the State of Florida, a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers. Unless the Manager otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager. Each officer shall hold office until his or her successor shall be duly designated by the Manager or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Manager. Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Manager whenever in its judgment the best interests of the Company shall be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

VI.4   Reimbursement

. The Manager shall be entitled to be reimbursed for reasonable out-of-pocket costs and expenses incurred in the course of their service hereunder.

Article VII
MEETINGS OF MEMBERS

VII.1   Member Meetings.

16

VII.1.1 A quorum shall be present at a meeting of Members if the Members holding one hundred percent (100%) of the Percentage Interests entitled to vote on such Company matters are represented at the meeting in person or by proxy, and with respect to the approval of such matters, the affirmative vote of the Members holding the portion of Percentage Interests required by the Act or Section 6.2 of this Agreement (as applicable) shall be the act of the Members.

VII.1.2 All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of Florida as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 7.5.

VII.1.3 Notwithstanding the other provisions of this Agreement or the Articles, the Members holding a one hundred percent (100%) of the Percentage Interests entitled to vote shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members, such time and place shall be determined by a vote of the Members holding a one hundred percent (100%) of the Percentage Interests. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

VII.1.4 Meetings of the Members for any proper purpose or purposes may be called at any time by the Manager or the Members holding one hundred percent (100%) of the Percentage Interests entitled to vote. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a meeting of the Members.

VII.1.5 Written or printed notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Manager or the Members calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at its address provided for in Schedule A, with postage thereon prepaid.

VII.1.6 The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Manager declaring a Distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting (including any adjournment thereof) or the Members entitled to receive such Distribution.

VII.2   Voting List

. The Manager shall make, at least five (5) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment thereof arranged in alphabetical order, with the address of and the Percentage Interests held by each, which list, for a

CHI 58,678,948v3

period of five days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the entire time of the meeting. The original membership records shall be prima facie evidence as to who are the Members entitled to examine such list or transfer records or to vote at any meeting of Members. Failure to comply with the requirements of this Section 7.2 shall not affect the validity of any action taken at the meeting.

VII.3   Proxies

. A Member may vote either in person or by proxy executed in writing by the Member. A telegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this Section 7.3. Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Manager, before or at the time of the meeting or execution of the written consent as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Manager, who shall decide all questions concerning the qualification of voters, the validity of the proxies and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the Percentage Interests that are the subject of such proxy are to be voted with respect to such issue.

VII.4   Conduct of Meetings

. All meetings of the Members shall be presided over by the chairman of the meeting (who shall be the Manager or its representative). The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

VII.5   Action by Written Consent or Telephone Conference.

VII.5.1 Any action required or permitted to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Member or Members holding not less than the minimum percentages of Percentage Interests that would be necessary to take such action at a meeting at which all Members entitled to vote on the action were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent

18

who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

VII.5.2 Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

VII.6   Investment Opportunities and Conflicts of Interest

.   The Members expressly acknowledge that, subject to the provisions of Section 7.7, (i) the Members and Manager are permitted to have, and may presently or in the future have, investments or other business relationships with entities engaged in businesses that compete with the Company (an "Other Business"), (ii) the Members and Manager have and may develop a strategic relationship with businesses that are and may be competitive or complementary with the business of the Company, (iii) none of the Members or Manager will be prohibited by virtue of their investments in the Company or their representatives' service or the service of their officers, employees or agents as Manager from pursuing and engaging in any such activities, (iv) the other Members will not acquire or be entitled to any interest or participation in any Other Business as a result of the participation therein of any of the Members or Manager, and (v) the involvement of the Members or Manager in any Other Business will not constitute a conflict of interest by such Persons with respect to the Company, its Members or any of their respective Affiliates or Subsidiaries.

VII.7   Confidentiality

.   Each Member recognizes and acknowledges that he, she or it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company, and its Affiliates, including but not limited to confidential information of the Company and its Affiliates regarding identifiable, specific and discrete business opportunities being pursued by the Company or its Affiliates (the "Confidential Information"). Each Member (on his, her or its behalf and, to the extent that such Member would be responsible for the acts of the following persons under principles of agency law: its directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to authorized directors, officers, representatives, agents and employees of the Company or its Subsidiaries and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) as part of such Member's normal reporting or review procedure, or in connection with such Member's or such Member's Affiliates' normal fund raising, marketing, informational or reporting activities, or to such Member's (or any of its Affiliates') Affiliates, auditors, attorneys or other agents; (iii) to any bona fide prospective purchaser of the equity or assets of such Member or its Affiliates or the Percentage Interest held by such Member, or prospective merger partner of such Member or its Affiliates;

provided that such purchaser or merger partner agrees to be bound by the provisions of this Section 7.7 or (iv) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation, provided that in the event that any Member reasonably believes after consultation with counsel that it is required by law to disclose any confidential information described in this Section 7.7, such Member will (a) provide the Manager with prompt notice before such disclosure so that the Manager may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such confidential information and (b) cooperate with the Manager or its designee in attempting to obtain such order or assurance. For purposes of this Section 7.7, "Confidential Information" shall not include any information which (x) such Person learns from a source other than the Company, who is not known by such Person to be bound by a confidentiality obligation, or (y) is disclosed in a prospectus or other document for dissemination, or otherwise generally available, to the public.


Article VIII
EXCULPATION AND INDEMNIFICATION


VIII.1 Exculpation

. The Manager shall not be liable to the Company or to any Member for any loss suffered by the Company or any Member unless such loss is caused by the Manager's gross negligence, willful misconduct, violation of law or material breach of this Agreement. The Manager shall not be liable for errors in judgment or for any acts or omissions that do not constitute gross negligence, willful misconduct, violation of law or material breach of this Agreement. The Manager may consult with counsel and accountants and any member, manager, officer, employee or committee of the Company or other professional expert in respect of Company affairs, and provided that the choice of such person with whom the Manager consulted did not constitute gross negligence and the Manager acts in good faith reliance upon the advice or opinion of such counsel or accountants or other persons, the Manager shall not be liable for any loss suffered by the Company in reliance thereon.

VIII.2 Right to Indemnification

. Subject to the limitations and conditions as provided in this ARTICLE VIII, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was the Manager or officer of the Company or while the Manager or officer of the Company is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes

20

and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) actually incurred by such Person in connection with such Proceeding, and indemnification under this ARTICLE VIII shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this ARTICLE VIII shall be deemed contract rights, and no amendment, modification or repeal of this ARTICLE VIII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this ARTICLE VIII could involve indemnification for negligence or under theories of strict liability. Without limiting the generality of the foregoing, the Company shall indemnify any Member (or its Affiliate(s), as the case may be), for any amounts paid by such Member (or its Affiliate(s), as the case may be) under any guaranties issued by any such Person to any lender of the Company in accordance with the terms and conditions of this ARTICLE VIII, except with respect to amounts paid under any such guaranty on account of any willful breach or default of the terms of such guaranty arising out of the sole and unauthorized acts of such guarantor (without the Members' consent).

VIII.3 Advance Payment

. The right to indemnification conferred in this ARTICLE VIII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 8.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this ARTICLE VIII and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this ARTICLE VIII or otherwise.

VIII.4 Indemnification of Employees and Agents

. The Company, by adoption of a resolution of the Manager, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Persons who are not or were not a Manager or officers of the Company but who are or were serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a Person to the same extent that it may indemnify and advance expenses to Manager and officers under this ARTICLE VIII.

VIII.5 Nonexclusivity of Rights

. The right to indemnification and the advancement and payment of expenses conferred in this ARTICLE VIII shall not be exclusive of any other right which the Manager, officer or other Person

21

indemnified pursuant to Section 8.4 may have or hereafter acquire under any law (or statutory), provision of the Articles or this Agreement, agreement, vote of Members or otherwise.

VIII.6 Insurance

. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as the Manager, officer or agent of the Company or is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited ability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this ARTICLE VIII.

VIII.7 Savings Clause

. If this ARTICLE VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless the Manager or any other Person indemnified pursuant to this ARTICLE VIII as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the fullest extent permitted by any applicable portion of this ARTICLE VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

Article IX
TAXES

IX.1   Tax Returns

. The Manager shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any elections the Manager may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Manager all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

IX.2   Tax Matters Member

. The Manager shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code (the "Tax Matters Member").

(i)   The Tax Matters Member is authorized to represent the Company before the Internal Revenue Service and any other governmental agency with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Manager deems necessary or advisable.

(ii)   The Tax Matters Member may, in its sole discretion, make or revoke any election under the Code or the Treasury Regulations issued thereunder (including for this purpose any new or amended Treasury Regulations issued after the date of formation of the Company).

22

(iii)   Promptly following the written request of the Tax Matters Member, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Member for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Member in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Members in connection with the operations of the Company.

(iv)   The provisions of this Section 9.2 shall survive the termination of the Company or the termination of any Member's interest in the Company and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members.

IX.3   Tax Reports

. The Company shall provide to each Member within seventy five (75) days after the end of each Taxable Year, the Company's tax return and form K-1 for such Taxable Year, and such other information as may be necessary for the preparation of each such Member's United States federal and state income tax returns.

Article X
BOOKS, REPORTS AND COMPANY FUNDS

X.1   Maintenance of Books

.   The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, the Manager and each committee established from time to time by the Manager, and other books and records required to be kept by Section 1-40 of the Act. The Fiscal Year shall be the accounting year of the Company.

X.2   Reports

. On or before the one hundred twentieth (120th) day following the end of each Fiscal Year during the term of the Company, the Manager shall cause each Member to be furnished with a balance sheet, an income statement and a statement of changes in Members' capital of the Company for, or as of the end of, that year certified by a recognized firm of certified public accountants. These financial statements shall be prepared in accordance with generally accepted accounting principles consistently applied (except as therein noted) and shall be accompanied by a report of the certified public accountants. The Manager also may cause to be prepared or delivered such other reports as it may deem appropriate. The Company shall bear the costs of all these reports.

Article XI
TRANSFERS

XI.1   Assignment by Members and Manager.

XI.1.1 Except in connection with (i) a Transfer contemplated by Section 11.1.2 below, no Member shall sell, pledge, assign or transfer, or offer to sell, pledge, assign or transfer or otherwise Dispose

23

of, whether directly or indirectly (a "<u>Transfer</u>") all or any part of such Member's Membership Interest or other interests in the Company (whether voluntarily or involuntarily) without the prior consent of the Manager, which consent may be withheld in the sole discretion of the Manager.

XI.1.2 The restrictions set forth in <u>Section 11.1.1</u> shall not apply with respect to any Transfer of any Membership Interest by any Member among its Affiliates or Family Group or in connection with any financing by the Company that is secured by pledge of Membership Interests in the Company that is approved by the Manager (collectively, the "<u>Permitted Transferees</u>"); <u>provided</u> that the restrictions contained in <u>Section 11.1.1</u> shall continue to apply to such Membership Interest or other interests in the Company after any such Transfer; and <u>provided</u> <u>further</u> that the transferees of such Membership Interest have agreed in writing to be bound by the provisions of this Agreement affecting the Membership Interest so transferred and a copy of such writing is delivered to the Company.

XI.1.3 In connection with the Transfer of any Membership Interest, the Member holding such Membership Interest shall deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer, together with an opinion of counsel, which (to the Manager's reasonable satisfaction) is knowledgeable in securities law matters, to the effect that such Transfer of Membership Interest may be effected without registration of such Membership Interest under the Securities Act. A Member shall not Transfer any Membership Interest until the proposed transferee has agreed in writing to be bound by the conditions set forth in this <u>Section 11.1</u>.

XI.2   <u>Void Assignment</u>

. Any Transfer by any Member of any Membership Interest, Percentage Interest, or other interests in the Company in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to any Profits, Losses or Distributions of the Company.

XI.3   <u>Substituted Member.</u>

XI.3.1 An assignee of any Membership Interest or other interests in the Company of a Member, or any portion thereof, shall become a substituted Member entitled to all the rights of a Member if and only if the assignor gives the assignee such right and the Manager has granted its prior written consent to such assignment and substitution, which consent may be withheld in the sole discretion of the Manager.

XI.3.2 The Company and the Manager shall be entitled to treat the record owner of any Membership Interest or other interests in the Company as the absolute owner thereof and shall incur no liability for distributions of cash or other property made in good faith to such owner until such time as a written assignment of such Membership Interest or other interests in the Company, which assignment is permitted pursuant to the terms and conditions of <u>Section 11.1</u> hereof, has been received and accepted by the Manager and recorded on the books of the Company.

XI.3.3 Upon the admission of a substituted Member, <u>Schedule A</u> attached hereto shall be amended to reflect the name, address and Percentage Interest in the Company of such substituted Member

CHI 58,678,948v3

and to eliminate the name and address of and other information relating to the assigning Member with regard to the assigned interests in the Company.

XI.4   Effect of Assignment.

XI.4.1 Any Member who shall assign any Membership Interest or other interests in the Company shall cease to be a Member of the Company with respect to such Membership Interest or other interests in the Company and shall no longer have any rights or privileges of a Member with respect to such Membership Interest or other interests in the Company.

XI.4.2 Any Person who acquires in any manner whatsoever any Membership Interest or other interests in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all the terms and conditions of this Agreement that any predecessor in such Membership Interest or other interests in the Company of such Person was subject to or by which such predecessor was bound.

XI.5   Effect of Incapacity

. Except as otherwise provided herein, the Incapacity of a Member shall not dissolve or terminate the Company. In the event of such Incapacity, the executor, administrator, guardian, trustee or other personal representative of the Incapacitated Member shall be deemed to be the assignee of such Member's Membership Interest and all other interests in the Company, and subject to Section 11.1, shall become a substituted Member upon the terms and conditions set forth in Section 11.3.

11.6.   Disassociated Member. The Company is not obligated to purchase the Membership Interest of any Member who withdraws, dies, retires, resigns, becomes bankrupt or otherwise is dissociated from the Company.

Article XII
DISSOLUTION, LIQUIDATION AND TERMINATION

XII.1   Dissolution

. The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following: (a) the written consent of Members holding fifty-one percent (51%) of the Percentage Interests; or (b) the sale of all of the Company's property.

XII.2   Liquidation and Termination

. On dissolution of the Company, the Manager shall act as the liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

CHI 58,678,948v3

(a)   as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b)   the liquidator shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(c)   the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof;

(d)   the liquidator shall make reasonable provision to pay all contingent, conditional or unmatured contractual claims known to the Company;

(e)   the liquidator shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the Company is a party;

(f)   the liquidator shall make such provision as will be reasonably likely to be sufficient for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company after the date of dissolution; and

(g)   all remaining assets of the Company shall be distributed to the Members in accordance with Section 5.2 by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, ninety (90) days after the date of the liquidation).

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses and liabilities theretofore incurred or for which the Company has committed prior to the date of termination, and those costs, expenses and liabilities shall be allocated to the distributees pursuant to this Section 12.2. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all of the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

XII.3   Deficit Capital Accounts

. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's capital account to zero.

CHI 58,678,948v3

XII.4   Articles of Dissolution

.   When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed, articles of dissolution, as required by the Act, shall be executed in duplicate and filed with the Florida Secretary of State. Upon the filing of articles of dissolution with the Florida Secretary of State, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Manager shall have authority to distribute any Company property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

Article XIII
NOTICES

XIII.1   Notices

.   Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by facsimile transmission. A notice, request, or consent given under this Agreement is effective on receipt by the Person to whom it was sent. All notices, requests, and consents to be sent to a Member (and Manager in the case of Moore Member) must be sent to or made at the address given for that Member listed on Schedule A, or such other address as that Member or Manager may specify by notice to the other Members. Whenever any notice is required to be given by law, the Articles or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Article XIV
REPRESENTATIONS, WARRANTIES AND COVENANTS

XIV.1 Representations

.   Each Member represents and warrants to Manager, the Company and the other Members as follows:

XIV.1.1   This Agreement constitutes the legal, valid and binding obligation of the Member enforceable in accordance with its terms, subject to the application of principles of equity and laws governing insolvency and creditors' rights generally.

XIV.1.2   The execution and delivery of this Agreement by the Member, and the consummation of the transactions contemplated hereby, do not conflict with or contravene the provisions of any material agreement or instrument in effect by which it is bound or any law, rule, regulation, order or decree to which it is subject.

27

CHI 58,678,948v3

XIV.1.3   Such Member has not retained any broker, finder or other commission or fee agent, and no such person has acted on its behalf in connection with the execution, delivery, and performance of this Agreement.

XIV.1.4   Such Member is acquiring its Membership Interest in the Company for investment, solely for its own account, with the intention of holding such Membership Interest for investment and not with a view to, or for resale in connection with, any distribution or public offering or resale of any portion of such Membership Interest within the meaning of the Securities Act of 1933, as amended (the "Securities Act") or any other applicable federal or state law, rule or regulation affecting securities (such laws collectively, "Securities Laws"). Such Member understands the Membership Interests, or other interests in the Company may not be transferred or sold except in compliance with the Securities Act, Securities Laws and this Agreement

XIV.1.5   Such Member acknowledges that it is aware that its Membership Interest in the Company has not been registered under the Securities Act or under any other Security Law in reliance upon exemptions contained therein. Such Member understands and acknowledges that its representations and warranties contained herein are being relied upon by the Company, the other Members and Manager as the basis for exemption of the issuance of the Membership Interest in the Company from registration requirements of the Securities Act and other Security Laws. Such Member acknowledges that the Company will not register any Membership Interest in the Company under the Securities Act or other Security Laws.

XIV.1.6   Such Member acknowledges that, prior to its execution of this Agreement, it received a copy of this Agreement and that it examined this document or caused this document to be examined by its representative or attorney. Such Member does hereby further acknowledge that it or its representative or attorney is familiar with this Agreement, and with the business and affairs of the Company, including the fact that the Company has been operating prior to the date of this Agreement and has accrued liabilities associated with such prior operations, and that except as otherwise specifically provided in this Agreement, it does not desire any further information or data relating to the Company, the assets of the Company, or to the other Members. Such Member does hereby acknowledge that it understands that the acquisition of its Membership Interest in the Company is a speculative investment involving a high degree of risk and does hereby represent that it has a net worth sufficient to bear the economic risk of its investment in the Company and to justify its investing in a highly speculative venture of this type.

XIV.1.7   No money has been lent to the Member by the Company or another Member or an Affiliate of the foregoing parties for the purposes of permitting their investment in the Company.

XIV.1.8   Such Member is in compliance in all material respects with all applicable provisions of (i) the Patriot Act, (ii) Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism and (iii) any other legal requirements relating to money laundering or terrorism.

CHI 58,678,948v3

Article XV
GENERAL PROVISIONS

XV.1   Offset

. Whenever the Company is to pay any sum to any Member, any amounts that such Member owes to the Company may be deducted from that sum before payment.

XV.2   Entire Agreement

. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

XV.3   Effect of Waiver or Consent

. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

XV.4   Amendment or Modification

. Subject to the express provisions of this Agreement, this Agreement may be amended or modified from time to time by a written instrument adopted by the Manager; provided, however, that (i) an amendment or modification reducing disproportionately a Member's Membership Interest or other interest in Profits or Losses or in Distributions or increasing a Member's Capital Contribution is effective only with such Member's consent and (ii) an amendment or modification reducing the required interest for any consent or vote in this Agreement is effective only with the consent or vote of Members having the interest theretofore required.

XV.5   Binding Effect

. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

XV.6   Governing Law; Severability

. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF FLORIDA, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any provision of the Articles or any mandatory provision of the Act, the applicable provision of the Articles or the Act shall control. If any provision of this Agreement or the application thereof

CHI 58,678,948v3

to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

XV.7   Further Assurances

. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

XV.8   Waiver of Certain Rights

. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

XV.9   Indemnification and Reimbursement for Payments on Behalf of a Member

. If the Company is obligated to pay any amount to a governmental agency (or otherwise makes a payment) because of a Member's status or otherwise specifically attributable to a Member (including, without limitation, federal withholding taxes with respect to foreign Persons, state personal property taxes, state unincorporated business taxes, etc.), then such Member (the "Indemnifying Member") shall indemnify the Company in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payments). The amount to be indemnified shall be charged against the Capital Account of the Indemnifying Member, and, at the option of the Manager, either:

(a)   promptly upon notification of an obligation to indemnify the Company, the Indemnifying Member shall make a cash payment to the Company equal to the full amount to be indemnified (and the amount paid shall be added to the Indemnifying Member's Capital Account but shall not be treated as a Capital Contribution); or

(b)   the Company shall reduce distributions which would otherwise be made to the Indemnifying Member until the Company has recovered the amount to be indemnified (and, notwithstanding anything to the contrary in this Agreement, the amount withheld shall not be treated as a Capital Contribution).

XV.10 Power of Attorney

. Each of the undersigned Members does hereby constitute and appoint Manager and liquidator with full power to act without the others (subject to the provisions of ARTICLE VI hereof), as such Member's true and lawful representative and attorney in-fact, in such Member's name, place and stead, to make, execute, sign, acknowledge and deliver or file in such form and substance as is approved by the Manager (a) all instruments, documents and certificates which may from time to time be required by any law to effectuate, implement and continue the valid and subsisting existence of the Company, or to qualify or continue the qualification of the Company in all jurisdictions in which the Company may conduct business or own property, and any amendment to, modification to, restatement of or cancellation of any such instrument, document or certificate, and (b) all conveyances and other instruments, documents and certificates which may be required to effectuate the dissolution and termination of the Company approved in accordance with the terms of this Agreement. The powers of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the death, disability, incompetency, bankruptcy, insolvency or termination of any Member and the Transfer of all or any portion of such Member's Membership Interest and other interests in the Company, and shall extend to such Member's heirs, successors, assigns, and personal representatives.

XV.11 Notice to Members of Provisions

. By executing this Agreement, each Member acknowledges that it has actual notice of (i) all of the provisions hereof (including, without limitation, the restrictions on Transfer set forth in ARTICLE XI) and (ii) all of the provisions of the Articles.

XV.12 Counterparts

. This Agreement may be executed in multiple counterparts (including by means of facsimile or otherwise electronically transferred signature page) with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

XV.13 Jurisdiction and Venue

. The Members irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement shall be litigated only in courts having situs within Miami-Dade County, Florida. Each Member hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any rights it may have to transfer or change the venue of any such litigation.

<center>*   * SIGNATURE PAGES FOLLOW *   *</center>

31

IN WITNESS WHEREOF, the Manager and Members have executed this Agreement as of the date first set forth above.

By: _____
Adrienne Moore, as Member and Manager

CHI 58,678,948v3

SCHEDULE A

MEMBER	ADDRESS	CAPITAL CONTRIBUTION	CAPITAL COMMITMENT	Units
Adrienne Moore	______________ ______________ ______________ ______________	$400,000.00	$400,000.00	1,800,000
Reserved for NetCapital Funding Round	______________ ______________ ______________ ______________	TBD	TBD	200,000
TOTAL		$400,000.00	$400,000.00	**2,000,000**